United States

Securities and Exchange Commission
Washington, DC 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

BLUE EARTH, INC.
(Name of Issuer) Common Stock, par value $0.001
(Title of Class of Securities) 09548108
(CUSIP Number) December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ]Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09548108	13G	Page 2 of 5 Pages

1	Names of Reporting Persons Broadway Family Group LLC
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,329,000 (1)
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 4,329,000 (1)
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,329,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
11	Percent of Class Represented by Amount in Row 9 7.1%
12	Type of Reporting Person (See Instructions) OO

(1)  Includes 1,200,000 shares underlying warrants which were issued pursuant to a consulting agreement dated May 16, 2013, at an exercise price of $1.18 per share, which vest when various power plants commence production and produce revenues.

CUSIP No. 09548108	13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer:

Blue Earth, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

2298 Horizon Ridge Parkway, Suite 205

Henderson, NV  89052

Item 2(a). Name of Person Filing:

Broadway Family Group LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:

2543 Aspen Springs Drive; Park City, Utah 84060

Item 2(c). Citizenship:

Nevada

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e). CUSIP Number:

09548108

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 09548108	13G	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:   4,329,000(1)

(b) Percent of class:  7.1%(2)

(c) Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote:   4,329,000(1)

     (ii) Shared power to vote or to direct the vote:  (0)

    (iii) Sole power to dispose or to direct the disposition of: 4,329,000(1)

    (iv) Shared power to dispose or to direct the disposition of:  (0)

(1)

Includes 1,200,000 shares underlying warrants which were issued pursuant to a consulting agreement dated May 16, 2013, at an exercise price of $1.18 per share, which vest when various power plants commence production and produce revenues.

(2)

Based on 60,058,029 shares of common stock of the Issuer outstanding as of January 22, 2014, as reported in Amendment No. 3 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on January 29, 2014.

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09548108	13G	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2014	Broadway Family Group LLC

/s/ Allison Panos
Name:	Allison Panos
Title:	Sole Member